

August 29, 2012

Via E-mail
George Andrews
President and Chief Executive Officer
Capitol City Bancshares, Inc.
562 Lee Street, S.W.
Atlanta, Georgia 30311

> **Re:** **Capitol City Bancshares, Inc.**
> **Form 10-Q/A for the Period Ended March 31, 2011**
> **Filed August 10, 2012**
> **File No. 000-25227**

Dear Mr. Andrews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note you restated your March 31, 2012 financial statements in your amended March 31, 2012 Form 10-Q. Please file an Item 4.02 8-K disclosing all the required information or tell us why you are not required to file this report.

March 31, 2012 Form 10-Q/A

2. Please tell us in detail how you determined that it was appropriate to record each adjustment as of March 31, 2012 and that each adjustment should not be recorded as of a prior quarter end.

Financial Statements

3. Please amend your filing to include a financial statement footnote that provides the information required by ASC 250-10-50-7. We note the discussion on page 1 of your Form 10-Q but believe additional detail is required. For example, describe why an "additional allowance for loan loss" and "valuation reserve for foreclosed real estate" was needed as well as the basis for recording a credit charge related to an other than temporary impairment on a trust preferred security. Also, provide a tabular reconciliation of each financial statement line item impacted, including earnings per share, presenting amounts before and after the correction. Additionally, please clearly label the columns affected as "Restated" on the face of the financial statements and refer the reader to the note in the financial statements that discusses the restatement.

Note 4. Contingencies, page 9

4. You disclose that your regulators raised various issues about the valuation of a specific lending relationship and that management disagrees with the regulators' positions. Please provide us with detailed explanations of your current appraisals and internal valuations and management's reasons for disagreeing with any changes recommended by the examination team. Also, explain to us in detail how you determined that no specific allowance for loan loss was appropriate for the relationship at March 31, 2012.

5. Please amend your filing to disclose the amount of or range of reasonably possible impairment charges based on your regulators views as of March 31, 2012.

Note 9. Fair Value of Assets and Liabilities, page 23

6. Please amend your filing to disclose the information required by ASU 2011-04 or tell us where each required disclosure is included in your filing.

Item 4. Controls and Procedures, page 41

7. Please tell us how the certifying officers were able to conclude that your disclosure controls and procedures were effective considering the error that resulted in the restatement of your March 31, 2012 financial statements. In the event the Company concludes that disclosure controls and procedures were not effective, please amend the filing as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant